HOLDING

RECEIVED

2006 SEP 18 P 2:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06016914

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-729
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 13 September 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 13 September 2006 Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – Capital Research and Management Company

PROCESSED

SEP 19 2006

THOMSON FINANCIAL

Hypo Real Estate
HOLDING

13.09.2006-Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – Capital Research and Management Company

On 07 September 2006 Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG pursuant to sec. 21 par. 1 WpHG that their share in voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 10 % on 31 August 2006. Its share of voting rights now amounts to 10.131 % (corresponding to 13,583,228 votes). All of the aforementioned voting rights are ascribed to it in accordance with sec. 22 par. 1 sent. 1 no. 6 in connection with Sent. 2 and 3 WpHG.

Hypo Real Estate Holding AG
Management Board